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January 31, 2006

By Facsimile (650) 833-2001 and U.S. Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jeffrey Werbitt
105 F Street, N.E.
Washington, D.C. 20549-0303

Re:
Zoran Corporation
Schedule TO
Filed on January 6, 2005
File No. 005-47739

Dear Mr. Werbitt:

        We are writing on behalf of our client, Zoran Corporation (the "Company"), in response to the letter of comments from the Staff of the Securities and Exchange Commission dated January 20, 2006 with respect to the Company's Schedule TO-I, File No. 005-47739 (the "Schedule TO"). The Company is filing concurrently herewith via EDGAR Amendment No. 1 to the Schedule TO (the "Amendment"). The numbered paragraphs below restate the numbered paragraphs in the Staff's letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comment. The page numbers set forth in the following discussion refer to the pages of the Amendment.

        Response to Staff Comments:

Schedule TO

        1.     Please revise to disclose the pro forma financial information pursuant to Item 1010(b) of Regulation M-A or explain in your response letter why you believe that pro forma financial information is not applicable.

        The Company supplementally advises the Staff that the pro forma financial information required by Item 1010(b) of Regulation M-A is not included in the Offer to Exchange because the information is not material to investors. The Company does not expect to incur compensation expense for financial reporting purposes in connection with the exchange offer that is materially greater than it would have incurred had the options accepted for exchange remained outstanding. Therefore, the transaction will not have a material effect on the items enumerated under Item 1010(b) of Regulation M-A.

Offer to Exchange

Section 7. Conditions of the Offer, page 28

        2.     We note that you may "postpone" the acceptance of options, if at any time on or after commencement of the offer and before the expiration date of the offer any one of your conditions has occurred. Please be advised that you may not postpone acceptance or cancellation other than as a result of an extension of the offer. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the offer. Please confirm your understanding.

        In response to the Staff's comment, the Company hereby confirms its understanding that it may not postpone acceptance or cancellation of the offer other than as a result of an extension of the offer.

The Company further confirms its understanding that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to the expiration of the offer.

Section 7. Conditions to the Offer; Waiver of Conditions, page 28

        3.     A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please amend the following provisions to satisfy these requirements:

  •
  Revise the bullet points to avoid the term "threatened," as it is unclear how a "threatened" event can be objectively determined;

  •
  Avoid the use of vague terms, such as "could" and "may," and revise to eliminate references to events that may "indirectly" affect the offer;

  •
  We note your reference to "contemplated benefits." All offer conditions must be clearly set forth in the offer to exchange so that a security holder can reasonably determine whether a condition has been "triggered." In this regard, it is not clear what the "contemplated benefits" of your offer are. Please expand to describe them.

  •
  Your conditions reference actions that "otherwise relate in any manner to the offer." The conditions utilizing this language are vague and appear to include both positive and negative effects, regardless of materiality, and may be so broad as to render the offer illusory. Similarly, other bullet points on page 29 appear to include both positive and negative effects as they refer to "significant change[s]" and "material effect[s]." Please revise.

        In response to the Staff's comment, the Company has deleted the terms "threatened", "could", "may", "might", "indirectly" and "otherwise relate in any manner to the offer" from the bullet points on page 30 of the Amendment and has modified the terms "material effect" and "significant changes" to read "material and adverse effect" and "significant and adverse changes," respectively. In addition, where appropriate, the Company has amended this section to include a cross reference to Section 3, which describes the contemplated benefits of the offer.

Section 14. Material U.S. Federal Income Tax Consequences, page 39

        4.     You disclose on page 39 that this section provides a "general summary" of the material U.S. federal income tax consequences of the offer. Item 1004(a)(1)(xii) of Regulation M-A requires that you disclose all material federal tax consequences of the transaction. Also, your disclosure suggests that option holders may not rely on the description of material tax consequences included in the offer document. Please revise to delete the reference to this section as a "general summary" and to discuss all material federal tax consequences.

        In response to the Staff's comment, the Company has deleted the reference to this section as a "general summary." The Company supplementally advises the Staff that this section discusses all material federal tax consequences of the offer.

        5.     Please revise the disclaimer in the third paragraph of this section on page 39 and any similar disclosure throughout your Offer. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not disclose that they are "urged" do so.

        In response to the Staff's comment, the Company has revised its disclaimer in the third paragraph of this Section 14 and throughout the document to eliminate the disclosure that investors are "urged" to consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis. The Company has replaced the third paragraph of this Section 14 to read: "We recommend that you consult your own tax advisor with respect to the consequences of participating in the offer under state, local and non-U.S. tax laws, as well as the tax consequences arising from your particular personal circumstances."

Letter of Transmittal

        6.     We note your request that the security holder acknowledge that they "understand" certain terms the Offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the offer as such language may effectively operate as a waiver of liability. Please revise to delete this and other similar language throughout these materials. To the extent that you have already circulated the Letter of Transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

        The Company supplementally advises the Staff that it has already circulated the Letter of Transmittal to security holders and the Company confirms that it will not use the referenced language set forth in the Letter of Transmittal as a waiver of liability against security holders. A revised letter of transmittal eliminating the phrase "I understand" is filed with the Amendment.

        Please contact me at (650) 833-2460 with any questions or comments regarding the foregoing.

Very truly yours,

DLA Piper Rudnick Gray Cary US LLP

/s/  WILLIAM H. HOFFMAN

William H. Hoffman
Attorney
 william.hoffman@dlapiper.com

cc:
Christopher Denten, Esquire, Zoran Corporation
Dennis C. Sullivan, Esquire
Elizabeth M. O'Callahan, Esquire